Exhibit 99.1

SaverOne Granted New US Patent Advancing Sensor Fusion Capabilities for Driver Safety

This 14th granted patent out of SaverOne’s full IP portfolio of 23 patents and patent applications demonstrates SaverOne’s technological leadership in mobile device detection and classification within vehicles

Petah Tikvah, Israel, June 18, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in developing transportation safety solutions, is pleased to announce the award by the United States Patent and Trademark Office (USPTO) of a new patent. The patent, numbered 12,326,512, is entitled “System and Method for Classifying a Mode of Operation of a Mobile Communication Device in a Volume Based on Sensor Fusion.”

This new patent describes the utilization of sensor fusion to detect and classify mobile device usage inside a vehicle cabin. The technique leverages SaverOne’s Phone Location Unit (PLU) to precisely locate mobile devices using Radio Frequency (RF)-based techniques and integrates the location data with additional data from non-RF sensors, . The sensor fusion combination is processed by SaverOne’s system to classify a mobile device’s current mode (for example, idle, call, texting, streaming) and distinguish whether the phone is being operated by the driver, which has safety ramifications, or a passenger.

With this new patent, SaverOne’s IP portfolio now includes 23 patents of which 14 have been granted across multiple jurisdictions and nine patent applications are pending. SaverOne’s patents cover key markets including the United States, Europe, Israel, China, and the United Kingdom, supporting the Company’s strategic vision for global commercialization.

Under U.S. law, the patent protection term is 20 years from the application’s effective filing date.

Ori Gilboa, CEO of SaverOne, stated, “The granting of this new U.S. patent is another important step within our mission to enhance in-vehicle safety using advanced technologies. By leveraging sensor fusion to better understand mobile device usage in real-time and distinguish driver interaction from passenger activity, we continue to push the boundaries of our technological solution to prevent accidents caused by driver distraction. Our growing patent portfolio protects our innovations and furthermore positions SaverOne at the forefront of next-generation transportation safety.”

About SaverOne’s Systems

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety, the safety of their passengers and others on the road. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver’s area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulations, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About the SaverOne VRU System

SaverOne is developing a Vulnerable Road User (VRU) solution, that has the potential to significantly enhance the performance of Advanced Driver Assistance Systems (ADAS) sensors through a superior ability to deal with NLoS (non-line of sight) situations as well as adverse weather conditions and low visibility. SaverOne’s technology identifies the exact location and direction of movement of the VRU via their RF footprint from their cellphone signal. This safety solution enables collision avoidance by early detection VRUs such as pedestrians or cyclists in the vicinity of the vehicle.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that save lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers and pedestrians; SaverOne’s ability to protect its patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; SaverOne’s plan to seek patent, trademark and other intellectual property rights for products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; SaverOne’s expectations regarding its tax classifications; interpretations of current laws and the passage of future laws; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft
+1 212 378 8040

saverone@ekgir.com